Organigram Announces Trading on the OTCQX® Best Market

MONCTON /September 6, 2018/CNW/‐ Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQX:OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of medical marijuana, today announced that it has qualified to trade on the OTCQX® Best Market.

Moving to the OTCQX® Best Market is a reflection of Organigram’s continued growth and investor interest in the United States and beyond. Organigram stock will begin trading immediately under the ticker symbol “OGRMF”.

“Our industry has seen tremendous momentum in Canada and around the world, so it’s natural that the investment community is increasingly interested in Organigram’s approach, product portfolio and vision of the future,” said Paolo De Luca, Chief Financial Officer of Organigram. “The OTCQX® Best Market provides the most prestigious trading market available by OTC Markets Group reflecting Organigram’s own commitment to excellence and growth. We believe this move to be well‐received by investors and investment professionals alike.”

Organigram has seen its U.S. trading volumes as a percentage of its overall trading volumes increase substantially in 2018 and believes that upgrading to the OTCQX® Best Market should help drive increased cross‐border liquidity. Since launching the Company’s strategy for adult recreational cannabis and securing distribution across six Canadian provinces to date, De Luca states that the move to OTCQX is the next step. “As interest in Organigram grows outside of our national borders, the move to the OTCQX® Best Market is a natural and welcome progression.”

The OTCQX® Best Market is the U.S. market of choice for many reputable and globally recognized companies including Adidas AG, Roche Holding Ltd and Danone SA.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest‐quality, indoor‐grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics and Trailer Park Buds. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca
(416) 661‐0947

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232‐0121